UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 1)

Ship Finance International Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G81075106
(CUSIP Number)

Frontline Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda
Attn: Georgina E. Sousa
+1 (441) 295 6935

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

73,383

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

73,383

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,383

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*20,092,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*20,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*20,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.5%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited holds approximately 51.7% of the issued and outstanding shares of Frontline Ltd. As such, in addition to its current holdings of Common Shares (defined in Item 1 below), Hemen Holding Limited may also be deemed to beneficially own the 73,383 Common Shares that Frontline Ltd. beneficially owns. Hemen Holding Limited may also be deemed to beneficially own the 5,400,000 Common Shares it has lent to Farahead Investments Inc. due to the share lending arrangement described in Item 6 hereto.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*20,092,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*20,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*20,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.5%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the 20,092,070 Common Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*20,092,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*20,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*20,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.5%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "C.K. Limited Trusts"). The C.K. Limited Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the 20,092,070 Common Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Farahead Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*5,400,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*5,400,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*5,400,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

CO

* Farahead Investments Inc. beneficially owns 5,400,000 Common Shares, which have been borrowed from Hemen Holding Limited. See Item 6.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenfields Holding Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*5,400,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*5,400,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*5,400,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

CO

* Greenfields Holding Inc. is the sole shareholder of Farahead Investments Inc. As such, it may be deemed to beneficially own the 5,400,000 Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GSA Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*5,400,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*5,400,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*5,400,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

CO

* GSA Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "GSA Limited Trusts," and together with the C.K. Limited Trusts, the "Trusts"). The GSA Limited Trusts are the sole shareholders of Greenfields Holdings Inc. and the indirect owners of Farahead Investments Inc. As such, GSA Limited may be deemed to beneficially own the 5,400,000 Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*20,092,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*20,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*20,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.5%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 20,092,070 Common Shares through his indirect influence over Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc., and Greenfields Holding Inc., the shares of which are held in the Trusts. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 20,092,070 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc. except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 20,092,070 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc.

CUSIP NO. G81075106

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates in its entirety the Schedule 13D filed on June 15, 2016 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D").

Item 1. Security and Issuer

This Schedule 13D relates to the common shares, par value $0.01 per share (the "Common Shares") of Ship Finance International Limited, a company incorporated in Bermuda (the "Issuer"). The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2. Identity and Background

(a),(f)
The persons filing this statement are Frontline Ltd., a company incorporated in Bermuda ("Frontline"), Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), Farahead Investments Inc., a company incorporated in Liberia ("Farahead"), Greenfields Holding Inc., a company incorporated in Liberia ("Greenfields"), GSA Limited, a company incorporated in Jersey ("GSA Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Frontline, Hemen, Greenwich, C.K. Limited, Farahead, Greenfields and GSA Limited, the "Reporting Persons").

(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of Hemen and Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

The address of the principal place of business of Farahead and Greenfields is c/o Seatankers Management Co. Ltd., P.O. 53562, CY-3399 Limassol, Cyprus.

The address of the principal place of business of GSA Limited is 3rd Floor, Standard Bank House, 47-49 La Motte Street, St. Helier, Jersey JE2 4SZ.

The address of Mr. Fredriksen is c/o Frontline Corporate Services Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)
The principal business of Frontline is acting as an international shipping company. The principal business of Hemen, Greenwich, Farahead and Greenfields is acting as investment holding companies. Hemen is the largest shareholder in Frontline, holding approximately 51.7% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen and Greenfields is the sole shareholder of Farahead. The principal business of C.K. Limited and GSA Limited is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the sole shareholders of Greenwich and Greenfields. As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Frontline, Hemen, Greenwich, C.K. Limited, Farahead, Greenfields and GSA Limited are reported as indirectly owned by the Trusts established by John Fredriksen for the benefit of his immediate family.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

John Fredriksen	Chairman, President & Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Frontline Corporate Services Limited, 15 Sloane Square, London SW1W 8ER, UK. Mr. Fredriksen is also the president, director and chairman of the board of directors Seadrill Limited and is a member of the board of directors of Golden Ocean Group Limited.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom. Ms. Blankenship also serves as a director of the Issuer, Seadrill Limited, Seadrill Partners LLC, Golden Ocean Group Limited, Archer Limited, Independent Tankers Corporation Limited and North Atlantic Drilling Ltd.

Georgina E. Sousa	Director & Secretary
Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the director and secretary of Seadrill Limited, a director of Independent Tankers Corporation Limited and the secretary of the Issuer, Golden Ocean Group Limited, Seadrill Partners LLC, North Atlantic Drilling Ltd. and Archer Limited.

Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of Golden Ocean Group Limited.

Robert Hvide Macleod	Director and Principal Executive Officer	Mr. Macleod is a citizen of Norway. Mr. Macleod is also the chief executive officer of Frontline Management AS.

Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories. Ms. Burnard's principal occupation is serving as Assistant Secretary of Frontline.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the business address of Hemen's directors is set forth below. Hemen does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the business address of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Christoforis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY4103, Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Chris Bunt	Director	Mr. Bunt's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

The name, citizenship, present principal occupation or employment and principal business address of Farahead's directors is set forth below. Farahead does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Georgina Sousa	Director
Ms. Sousa's principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the director and secretary of Seadrill Limited, a director of Independent Tankers Corporation Limited and the secretary of the Issuer, Golden Ocean Group Limited, Seadrill Partners LLC, North Atlantic Drilling Ltd. and Archer Limited.

Colleen E. Simmons	Director
Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the principal business address of Greenfields' directors is set forth below. Greenfields does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrious Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Georgina Sousa	Director
Ms. Sousa's principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the director and secretary of Seadrill Limited, a director of Independent Tankers Corporation Limited and the secretary of the Issuer, Golden Ocean Group Limited, Seadrill Partners LLC, North Atlantic Drilling Ltd. and Archer Limited.

Colleen E. Simmons	Director
Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the principal business address of GSA Limited's directors is set forth below.  GSA Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Consortia Directors Ltd	Directors	Consortia's business address is at 3rd Floor, Standard Bank House, 47-49 La Motte Street, St Helier, Jersey JE2 4SZ, Channel Islands. Consortia Directors Ltd. is incorporated in Jersey.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(d),(e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On January 25, 2013, pursuant to the SFLC Share Lending Agreement I (defined in Item 6 below), Hemen lent 6,060,606 Common Shares to SFL Capital II LTD ("SFLC"), an exempted company incorporated in Bermuda and a wholly-owned subsidiary of the Issuer, for approximately $1.0 million.  See Item 6.

On June 2, 2016, pursuant to the Farahead Share Lending Arrangement (defined in Item 6 below), Farahead transferred 2,500,000 Common Shares to Hemen that were previously loaned by Hemen to Farahead for no consideration. See Item 6.

On September 30, 2016, pursuant to the SFLC Share Lending Agreement II (defined in Item 6 below), Hemen lent 8,000,000 Common Shares to SFLC for $0.015 per share.  See Item 6.

Item 4. Purpose of Transaction

The Reporting Persons at any time and from time to time may acquire additional Common Shares or dispose of any or all of Common Shares they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(c)
As of the date hereof, Frontline may be deemed to be the beneficial owner of 73,383 Common Shares, constituting 0.1% of the outstanding Common Shares, based upon 93,504,575 Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 73,383 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 73,383 Common Shares.

As of the date hereof, Hemen may be deemed to be the beneficial owner of 20,092,070 Common Shares, constituting 21.5% of the Common Shares based upon 93,504,575 Common Shares outstanding. The 20,092,070 Common Shares includes Frontline's 73,383 Common Shares and Farahead's 5,400,000 Common Shares (as described in Items 2(c) and 6 herein). Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 20,092,070 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 20,092,070 Common Shares.

As of the date hereof, Greenwich, through Hemen (as described in Item 2(c) above), may be deemed to be the beneficial owner of 20,092,070 Common Shares, constituting 21.5% of the Common Shares based upon 93,504,575 Common Shares outstanding. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 20,092,070 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 20,092,070 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich (as described in Item 2(c) above), may be deemed to be the beneficial owner of 20,092,070 Common Shares, constituting 21.5% of the Common Shares based upon 93,504,575 Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 20,092,070 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 20,092,070 Common Shares.

As of the date hereof, Farahead may be deemed to be the beneficial owner of 5,400,000 Common Shares, constituting 5.8% of the Common Shares based upon 93,504,575 Common Shares outstanding. Farahead has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 5,400,000 Common Shares. Farahead has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 5,400,000 Common Shares.

As of the date hereof, Greenfields, through Farahead (as described in Item 2(c) above), may be deemed to be the beneficial owner of 5,400,000 Common Shares, constituting 5.8% of the Common Shares based upon 93,504,575 Common Shares outstanding. Greenfields has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 5,400,000 Common Shares. Greenfields has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 5,400,000 Common Shares.

As of the date hereof, GSA Limited, through Greenfields (as described in Item 2(c) above), may be deemed to be the beneficial owner of 5,400,000 Common Shares, constituting 5.8% of the Common Shares based upon 93,504,575 Common Shares outstanding. GSA Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 5,400,000 Common Shares. GSA Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 5,400,000 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 20,092,070 Common Shares through his indirect influence over Hemen, Greenwich, Farahead and Greenfields, the shares of which are held in the Trusts, constituting 21.5% of the Common Shares based upon 93,504,575 Common Shares outstanding. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 20,092,070 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 20,092,070 Common Shares.

Except as described in this Schedule 13D, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.
(d)
Except as described in this Schedule 13D, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In 2006, Hemen and Farahead entered into a share lending arrangement (the "Farahead Share Lending Arrangement") pursuant to which Hemen, from time to time, may loan Common Shares to Farahead (the "Farahead Loan Shares") for no consideration. Under the Farahead Share Lending Arrangement, Farahead is entitled to vote the Farahead Loan Shares and receive any dividends therefrom provided however that Hemen may request, and Farahead must return, the Farahead Loan Shares to Hemen within five days of such request.

On January 25, 2013, in connection with the Issuer's offering of 3.25% convertible senior notes due 2018, Hemen, SFLC and the Issuer entered into a share lending agreement (the "SFLC Share Lending Agreement I"), attached hereto as Exhibit B, pursuant to which Hemen lent up to 6,060,606 Common Shares to SFLC for approximately $1 million (the "SFLC Loan I Shares"). Notwithstanding anything to the contrary in the SFLC Share Lending Agreement I, SFLC further lent the SFLC Loan I Shares to Deutsche Bank AG, London Branch pursuant to a separate share lending agreement to facilitate short sale transactions by certain investors in the Issuer's convertible notes to hedge their convertible notes investments.

Share loans under the SFLC Share Lending Agreement I will terminate, and the SFLC Loan I Shares must be returned to Hemen, on the first business day following the last day of the Loan Period (as defined in the SFLC Share Lending Agreement I) or in the following circumstances: (i) at SFLC's written request, (ii) by a written agreement between Hemen and SFLC or (iii) by Hemen or SFLC upon the occurrence of a Default (as defined in the SFLC Share Lending Agreement I).

On September 30, 2016, in connection with the Issuer's offering of 5.75% convertible senior notes due 2021, Hemen, SFLC and the Issuer entered into a share lending agreement (the "SFLC Share Lending Agreement II"), attached hereto as Exhibit C, pursuant to which Hemen lent up to 8,000,000 Common Shares to SFLC for $0.015 per share (the "SFLC Loan II Shares"). Notwithstanding anything to the contrary in the SFLC Share Lending Agreement II, SFLC further lent the SFLC Loan II Shares to Jefferies Capital Services, LLC pursuant to a separate share lending agreement to facilitate short sale transactions by certain investors in the Issuer's convertible notes to hedge their convertible notes investments.

Share loans under the SFLC Share Lending Agreement II will terminate, and the SFLC Loan II Shares must be returned to Hemen, on the first business day following the last day of the Loan Period (as defined in the SFLC Share Lending Agreement II) or in the following circumstances: (i) at SFLC's written request, (ii) by a written agreement between Hemen and SFLC, or (iii) by Hemen or SFLC upon the occurrence of a Default (as defined in the SFLC Share Lending Agreement II). At any time the SFLC Loan II Shares are returned to Hemen pursuant to the terms of the SFLC Share Lending Agreement II, Hemen has agreed to pay the Issuer $0.01 per SFLC Loan II Share returned.

Except as described herein, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

Exhibit B: SFLC Share Lending Agreement I

Exhibit C: SFLC Share Lending Agreement II

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016
(Date)

Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Hemen Holding Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Farahead Investments Inc.

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenfields Holding Inc.

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director

GSA Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)

John Fredriksen (Name)

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated October 11, 2016, relating to the Common Shares, par value $0.01 per share of Ship Finance International Limited shall be filed on behalf of the undersigned.

October 11, 2016
(Date)

Frontline Ltd.
By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Hemen Holding Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Farahead Investments Inc.
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenfields Holding Inc.
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
GSA Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)
John Fredriksen (Name)

Exhibit B

EXECUTION COPY

SHARE LENDING AGREEMENT

Dated as of January 25, 2013

Among

HEMEN HOLDING LTD.,

a Cyprus private limited liability company ("Lender"),

SHIP FINANCE INTERNATIONAL LIMITED,
an exempted company incorporated in Bermuda ("Ship Finance")

and

SFL CAPITAL II LTD., an exempted company incorporated in Bermuda ("Borrower")

This Agreement sets forth the terms and conditions under which Borrower will borrow from Lender shares of Common Stock.

The parties hereto agree as follows:

Section 1.  Certain Definitions. The following capitalized terms shall have the following meanings:

"Bankruptcy Code" has the meaning assigned to such term in Section 8(a).

"Borrower Group" has the meaning assigned to such term in Section 2(c).

"Business Day" means a day on which regular trading occurs on the NYSE.

"Clearing Organization" means The Depository Trust Company, or, if agreed to by Borrower and Lender, such other Securities Intermediary at which Borrower and Lender maintain accounts, or Ship Finance's transfer agent for the Common Stock.

"Closing Price" on any day means, with respect to the Common Stock (i) if the Common Stock is listed on a U.S. securities exchange registered under the Exchange Act or is included in the OTC Bulletin Board Service (operated by the Financial Industry Regulatory Authority, Inc.), the last reported sale price, regular way, in the principal trading session on such day on such market on which the Common Stock is then listed or is admitted to trading (or, if the day of determination is not a Business Day, the last preceding Business Day) and (ii) if the Common Stock is not so listed or admitted to trading or if the last reported sale price is not obtainable (even if the Common Stock is listed or admitted to trading on such market ), the average of the bid prices for the Common Stock obtained from as many dealers in the Common Stock (which may include Borrower or its affiliates), but not exceeding three, as shall furnish bid prices available to Lender.

"Common Stock" means shares of common stock, par value $1.00, of Ship Finance; provided that, if the Common Stock shall be exchanged or converted into any other security, assets or other consideration (including cash) as the result of any merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy or liquidation or a scheme of arrangements), then, effective upon such exchange or conversion, the amount of such other security, assets or other consideration received in exchange for one share of Common Stock (without regard to any substitutions of cash in lieu of fractional securities) shall be deemed to become one share of Common Stock. For purposes of the foregoing, where a share of Common Stock may be converted or exchanged into more than a single type of consideration based upon any form of stockholder election, such consideration will be deemed to be the weighted average of the type and amounts of consideration received by holders of Ship Finance's common stock or based upon the consideration actually received by the Borrower or its affiliates in connection with such exchange or conversion. For the avoidance of doubt, the foregoing provisions shall apply in connection with the occurrence of each such event, in addition to any prior adjustments or modifications effected hereunder.

"Convertible Notes" means the $350,000,000 aggregate principal amount of 3.25% Convertible Senior Notes due February 1, 2018 issued by Ship Finance.

"Cutoff Time" shall mean 10:00 a.m. (New York City time), or such other time on a Business Day by which a transfer of Loaned Shares must be made by Borrower or Lender to the other, as shall be determined in accordance with market practice.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Facility Termination Date" has the meaning assigned to such term in Section 4(b).

"Foreign Private Issuer" has the meaning assigned to such terms in Section 2(c)

"Lender's Designated Account" means the securities account of the Lender maintained with Nordea Securities Services, as custodian, on the books of Brown Brothers Harriman, as securities intermediary, and designated "Hemen Holding Ltd. (account number             )".

"Loan Period" means the period beginning on the date hereof and ending on the earliest to occur of (i) the 3rd Business Day immediately following the 50th VWAP Trading Day (as such term is defined in the final prospectus for the Convertible Notes) immediately following the date on which all Convertible Notes have been redeemed, repurchased, converted or otherwise acquired for value, (ii) the date, if any, on which all Loans hereunder are terminated and (iii) the date, if any, on which this Agreement is terminated.

"Loaned Shares" means shares of Common Stock transferred in a Loan hereunder until such Common Stock (or identical Common Stock) is transferred back to Lender hereunder. If,

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as the result of a stock dividend, stock split or reverse stock split, the number of outstanding shares of Common Stock is increased or decreased, then the number of outstanding Loaned Shares shall be proportionately increased or decreased, as the case may be. If any new or different security or securities, assets or other consideration shall be exchanged for or converted into the outstanding shares of Common Stock as described in the definition thereof, such new or different security or securities, assets or other consideration shall, effective upon such exchange, be deemed to become a Loaned Share in substitution for the former Loaned Share for which such exchange is made and in the same proportions as described in the definition of "Common Stock." For purposes of return of Loaned Shares by Borrower or purchase or sale of securities pursuant to Section 3 or 10, Borrower may return securities of the same issuer, class and quantity as the Loaned Shares as adjusted pursuant to the two preceding sentences. For the avoidance of doubt, such adjustments shall be made in connection with the occurrence of each such event, and shall be made in addition to any prior adjustments effected hereunder.

"Maximum Number of Shares" means 6,060,606 shares of Common Stock, subject to the following adjustments:

(a)            If, as the result of any change in nominal value, change in par value, stock dividend, stock split, reverse stock split, or any reclassification of the Common Stock, or any split-up or combination of the Common Stock, or upon any recapitalization, reorganization, merger, or consolidation, or sale of assets affecting Ship Finance or to which it is a party, or upon the redemption or cancellation by Ship Finance of the Common Stock, the number of outstanding shares of Common Stock is increased or decreased, the Maximum Number of Shares shall, effective as of the payment or delivery date of any such event, be proportionally increased or decreased, as the case may be.

(b)            If, pursuant to a merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy or liquidation or a scheme of arrangement), the Common Stock is exchanged for or converted into cash, securities or other property, the Maximum Number of Shares shall, effective upon such exchange, be adjusted by multiplying the Maximum Number of Shares at such time by the number of securities, the amount of cash or the fair market value of any other property exchanged for one share of Common Stock in such event.

(c)            Upon the termination of the Loan in whole or in part pursuant to Section 4(a), the Maximum Number of Shares shall be reduced by the number of Loaned Shares under the Loan or portion thereof surrendered by Borrower to Lender; provided that if the number of Loaned Shares offered and sold by Borrower in any registered public offering under the Securities Act is less than the number of shares of Common Stock constituting the Loan made in connection with such registered public offering (such difference, the "Unsold Amount"), any termination of a Loan in an amount equal to the Unsold Amount shall not so reduce the Maximum Number of Shares.

"NYSE" means the New York Stock Exchange

"Securities Act" means the Securities Act of 1933, as amended.

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"Securities Intermediary" means a "securities intermediary" as defined by Section 8-102(a)(14) of the UCC.

"UCC" means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.

Section 2.  Loans Of Shares; Transfers of Loaned Shares

(a)          Subject to the terms and conditions of this Agreement, Lender hereby agrees to make available for borrowing by Borrower on the date hereof shares of Common Stock up to, in the aggregate, the Maximum Number of Shares.

(b)          Subject to the terms and conditions of this Agreement, Borrower may, by written notice to Lender substantially in the form of Annex A hereto (a "Borrowing Notice"), initiate a single transaction in which Lender will lend Loaned Shares to Borrower upon the terms, and subject to the conditions, set forth in this Agreement (the "Loan", or as context requires, "a Loan" or "any Loan"). Such Loan shall be confirmed through the book-entry settlement system of the Clearing Organization. The records maintained by the Clearing Organization shall constitute conclusive evidence with respect to such Loan, including the number of shares of Common Stock that are the subject of such Loan.

(c)          Notwithstanding anything to the contrary in this Agreement, at any time Lender is not a "foreign private issuer," as such term is defined in Rule 3b-4 under the Exchange Act (a "Foreign Private Issuer"), in no event shall Borrower be entitled to receive, or shall be deemed to receive, any Loaned Shares if, immediately upon giving effect to such receipt of such Loaned Shares, the "beneficial ownership" (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) of shares of Common Stock by Borrower or any affiliate of Borrower or any other person subject to aggregation with Borrower under Section 13 of the Exchange Act and the rules promulgated thereunder or any "group" (within the meaning of such Section 13 and rules) of which Borrower is a member (collectively, the "Borrower Group") would be equal to or greater than 8.0% or more of the outstanding shares of Common Stock. If any delivery owed to Borrower hereunder is not made, in whole or in part, as a result of this provision, Lender's obligation to make such delivery shall not be extinguished and Lender shall make such delivery as promptly as practicable after, but in no event later than one Business Day after, Borrower gives notice to Lender that such delivery would not result in the Borrower Group directly or indirectly so beneficially owning in excess of 8.0% of the outstanding shares of Common Stock, as described above.

(d)          Lender shall transfer Loaned Shares to Borrower on or before the Cutoff Time on the date specified in the Borrowing Notice for the commencement of the Loan, which date shall not be earlier than the second Business Day following the receipt by Lender of the Borrowing Notice. Transfer of the Loaned Shares to Borrower shall be made in the manner and to the account set forth under Section 11 below.

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(e)            Notwithstanding anything to the contrary in this Agreement, Borrower will further loan the Loaned Shares to Deutsche Bank AG, London Branch ("Deutsche Bank AG") pursuant to the SFLC Stockholder Agreement, as defined below.

Section 3.  Consideration. Borrower agrees to pay Lender a single loan fee for the Loaned Shares (a "Loan Fee") equal to 1.0% (one per-cent) of the product of (i) the Closing Price of the Common Stock, multiplied by (ii) the number of Loaned Shares. The Loan Fee shall be paid by Borrower on or before the time of transfer of the Loaned Shares pursuant to Section 2(b).

Section 4.  Loan Terminations.

(a)            Borrower may terminate all or any portion of the Loan on any Business Day by giving written notice thereof to Lender and transferring the corresponding number of Loaned Shares under the Loan to Lender, without any consideration being payable in respect thereof by Lender to Borrower. Any such loan termination shall be effective upon delivery of the Loaned Shares in accordance with the terms hereof.

(b)            Subject to Section 10 below, the Loan or any portion thereof outstanding on the last day of the Loan Period shall terminate on the date this Agreement terminates pursuant to Section 13 (the "Facility Termination Date") and all Loaned Shares then outstanding, if any, shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the fifth Business Day following the Facility Termination Date.

(c)            Subject to Section 10 below, if the Loan or any portion thereof is terminated upon the occurrence of a Default as set forth in Section 9, the Loaned Shares shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following the termination date of such Loan.

(d)            If at any time the number of Loaned Shares outstanding under this Agreement exceeds the Maximum Number of Shares, then the outstanding Loan shall immediately terminate to the extent of such excess and, subject to Section 10 below, such excess number of Loaned Shares shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the fifth Business Day following the first date as of which such excess exists

(e)            For the avoidance of doubt, all obligations of Borrower hereunder to Lender in respect of the relevant Loaned Shares shall be satisfied upon the crediting of such Loaned Shares to Lender's Designated Account in accordance with Section 11 below.

Section 5.  Distributions.

Subject to Section 7(j) and (k) below:

(a)            If at any time when there are Loaned Shares outstanding under this Agreement, Ship Finance pays a cash dividend or makes a cash distribution in respect of all its outstanding

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shares of Common Stock, Borrower shall pay to Lender (regardless of whether Borrower is a holder of any or all of the outstanding Loaned Shares), within three Business Days after the payment of such dividend or distribution, as the case may be, an amount in cash equal to the product of (i) the amount per share of such dividend or distribution and (ii) the number of Loaned Shares outstanding at such time; provided, that if Borrower returns any Loaned Shares to Lender following a record date for such a dividend or distribution on such Loaned Shares, but prior to the payment of such dividend or distribution on such Loaned Shares, Borrower shall nonetheless pay to Lender the amount of such dividend or distribution, as the case may be, within three Business Days after the payment of such dividend or distribution and, provided further, that Borrower's obligations under this Section 5(a) shall be subject to Borrower's receipt from Deutsche Bank AG of an amount in cash equal to such distribution.

(b)            If at any time when there are Loaned Shares outstanding under this Agreement, Ship Finance makes a distribution in respect of all of its outstanding shares of Common Stock in property or securities, including any spin-off securities or assets, options, warrants, rights or privileges in respect of securities (other than a distribution of Common Stock, but including any spin-off securities or assets, options, warrants, rights or privileges exercisable for, convertible into or exchangeable for Common Stock) (a "Non-Cash Distribution"), Borrower shall deliver to Lender in kind (regardless of whether Borrower is a holder of any or all of the outstanding Loaned Shares) within twenty Business Days after the date of such Non-Cash Distribution, the property or securities so distributed in an amount (the "Delivery Amount") equal to the product of (i) the amount per share of Common Stock of such Non-Cash Distribution and (ii) the number of Loaned Shares outstanding at such time; provided that if Borrower returns any Loaned Shares to Lender following a record date for such a Non-Cash Distribution on such Loaned Shares, but prior to the settlement of such Non-Cash Distribution on such Loaned Shares, Borrower shall nonetheless deliver to Lender the Delivery Amount in respect of such Non-Cash Distribution within twenty Business Days after the settlement date of distribution and provided further, that Borrower's obligations under this Section 5(b) shall be subject to Borrower's receipt from Deutsche Bank AG of the Delivery Amount.

Section 6.  Rights in Respect of Loaned Shares.

Subject to the terms of this Agreement, including Borrower's obligation to return the Loaned Shares in accordance with the terms of this Agreement, and except as otherwise agreed by Borrower and Lender or Borrower and any subsequent transferee of Loaned Shares, insofar as such person is the record owner of any such Loaned Shares, such person shall have all of the incidents of ownership in respect of any such Loaned Shares, including the right to transfer the Loaned Shares to others. Borrower agrees that neither it nor any affiliate of it that is the record owner of any Loaned Shares that are (i) initially transferred hereunder and (ii) held for delivery to Lender or held by Borrower or its affiliates (other than any such securities that are held in the accounts of, and beneficially owned by, any unaffiliated third party, where such third party has the power to, and has, directed the vote of such securities) shall vote such Loaned Shares on any matter submitted to a vote of Ship Finance's stockholders; provided that, if by failing to vote such Loaned Shares there shall not be a quorum at any meeting of stockholders relating to such a matter, Borrower shall vote its shares proportionately to the votes of all other stockholders voting on such matter at such meeting.

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Section 7.  Representations and Warranties.

(a)            Each of Borrower, Lender and Ship Finance represent and warrant to the other that:

(i)          it has full power to execute and deliver this Agreement, to enter into the Loans contemplated hereby and to perform its obligations hereunder;

(ii)          it has taken all necessary action to authorize such execution, delivery and performance;

(iii)          this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, subject to applicable liquidation, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution hereunder may be limited by federal or state securities laws or public policy relating thereto; and

(iv)          the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its articles or certificate of incorporation, memorandum of association, articles of association, or bye-laws, as the case may be, or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

(b)            Borrower and Ship Finance each represents and warrants to Lender, as of the date hereof and as of the date Loaned Shares are transferred to Borrower in respect of the Loan hereunder, that all such Loaned Shares, pursuant to this agreement, are being on-loaned to Deutsche Bank AG, London Branch (the "SFLC Stockholder Agreement"), and none of the Loaned Shares are shares of Common Stock that are either newly-issued by Ship Finance in connection with this Agreement or borrowed from an entity other than the Lender. Without limiting the generality of the foregoing, Lender and Ship Finance each represent and warrant to Borrower that the Loaned Shares and all other outstanding shares of Common Stock of Ship Finance have been duly authorized and are duly authorized, validly issued, fully paid and nonassessable shares of Common Stock, and the stockholders of Ship Finance have no preemptive rights with respect to such Loaned Shares.

(c)            Lender represents and warrants to Borrower, as of the Loaned Shares are transferred to Borrower in respect of the Loan, that it has good and valid title to all such shares free and clear of any liens, claims, security interests and encumbrances.

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(d)            Lender and Ship Finance each represents and warrants to Borrower, as of the date hereof, and as of any date Loaned Shares are transferred to Borrower, that the outstanding shares of Common Stock are listed on the NYSE and such Loaned Shares have been approved for listing on NYSE.

(e)            Lender and Ship Finance each represents and warrants to Borrower, as of any date Loaned Shares are transferred to Borrower, Lender is not "insolvent" (as such term is incorporated in the context of Bermuda's Companies Act 1981, as amended) or unable to pay its debts taking into account contingent and prospective obligations.

(f)            Lender represents and warrants to Borrower that, as of the date hereof, and as of the date any Loaned Shares are transferred to Borrower, Lender is not, and will not be required to register as, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

(g)            Lender represents and warrants to Borrower that:

(i)            it is currently, and in the past has been, in compliance with its reporting obligations with respect to the Shares under Sections 13(d) and (g) of the Exchange Act, and Lender covenants to Borrower that it will continue for the duration of the stock loan transactions subject to this Agreement to be in compliance with any reporting obligations applicable to it under Sections 13(d) and (g) of the Exchange Act (including with respect to this Transaction).

(ii)            The shares of Common Stock loaned by Lender to the Borrower have not been acquired for the purpose of lending to Borrower under this Agreement.

(iii)            it is the sole beneficial owner of any shares of Common Stock loaned under this Agreement, and it has good and valid title to all such shares free and clear of any liens, claims, security interests and encumbrances.

(h)            Lender represents and warrants to Borrower and Borrower represents and warrants to Lender that it is not engaged in a trade or business in the United States for federal income tax purposes. Ship Finance represents and warrants to Borrower that it does not derive income which is effectively connected with the conduct of a trade or business in the United States for federal income tax purposes.

(i)            Lender represents and warrants to Borrower, as of any date Loaned Shares are transferred to Borrower, subject to notice otherwise as set forth in the next sentence, any cash distributions paid on such Loaned Shares during the term of the Agreement, or any Non-Cash Distribution made on or in respect of the Loaned Shares during the term of the Agreement, to the extent such distributions constitute dividends for U.S. federal income tax purposes, will qualify as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 of the Internal Revenue Code of 1986, as amended (the "Code"), and are not subject to withholding tax pursuant to Section 1441 or Section 1442 of the Code. If, at any time during a

8

period in which this Agreement is in effect, such dividends cash distributions or Non-Cash Distributions would not qualify, or there is a substantial likelihood that such cash distributions or Non-Cash Distributions dividends will not qualify, as foreign source dividends, or would otherwise be subject to withholding tax (whether as a result of a change of law, a change of facts or otherwise), Lender shall notify Borrower of such change or potential change in tax treatment as soon as practicable.

(j)          Lender acknowledges that Borrower intends to rely upon the representation and warranty in Section 7(j), and upon any documentation provided pursuant to Section 8(e), in determining the extent, if any, to which Borrower is obligated to make any deduction or withholding of present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including interest, penalties and additions thereto) that are imposed by any government or other taxing authority ("Taxes") with respect to any payment by Borrower under this Agreement. On the basis of such reliance and assuming no notice is made pursuant to the second sentence of Section 7(j), Borrower will make each payment described in Sections 5(a) and 5(b) without withholding or deduction for or on account of any Taxes. The previous sentence shall not apply if, at any time during a period in which this Agreement is in effect, (i) Borrower is required by law to collect any withholding or deduction for or on account of any Tax from such payment described in Sections 5(a) and 5(b); (ii) Borrower concludes in its reasonable judgment that such withholding or deduction is necessary or appropriate to protect Borrower from potential withholding tax liability; or (iii) there is a failure of a representation made by Lender pursuant to Section 7(j) to be accurate and true or Lender fails to provide any forms, documents or certificates pursuant to Section 8(e) which are necessary to relieve the Borrower from the obligation to withhold any Tax from such payment; provided, however, that Borrower shall use commercially reasonable efforts to avoid having to make any such withholding or deduction, including informing the Lender of any forms, documents or certificates which the Borrower reasonably believes are required in order to avoid having to make any such withholding of deduction. In that case, Borrower shall notify Lender of its intent to make such withholding or deduction as soon as practicable, and shall pay to the relevant authorities the full amount to be deducted or withheld. Borrower shall have no obligation to pay any additional amounts in respect of such withholding or deduction to Lender. This paragraph does not in any way limit the requirement of the Borrower to withhold on payments made to Lender under FATCA. As used herein, "FATCA" means Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and, any current or future regulations or official interpretations thereof or other official guidance; any intergovernmental agreement between the US and any other jurisdiction; and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

(k)          The representations and warranties of Borrower and Lender under this Section 7 shall remain in full force and effect at all times during the term of this Agreement and shall survive the termination for any reason of this Agreement.

Section 8.  Covenants.

9

(a)            The parties hereto acknowledge that the Loan is intended to be a "securities contract," as such term is defined in Section 741(7) of the Bankruptcy Code; and (ii) each and every transfer of funds, securities and other property under this Agreement is intended to be a "settlement payment" or a "margin payment," as such terms are used in Sections 362(b)(6) and 546(e) of the U.S. Bankruptcy Code (the "Bankruptcy Code").

(b)            Upon the request of Lender, at any time Ship Finance is not a "foreign private issuer," as such term is defined in Rule 3b-4 under the Exchange Act (a "Foreign Private Issuer"), including at the time a Loan is initiated, Ship Finance shall promptly provide Lender a written confirmation of its Outstanding Shares as of the date of such request. The "Outstanding Shares" as of any day is the number of shares of Common Stock outstanding on such day, including all outstanding Loaned Shares.

(c)            Borrower covenants and agrees with Lender that it will not transfer or dispose of any Loaned Shares initially transferred to Borrower by Lender as a Loan hereunder of which it is the record owner except pursuant to the terms of the SFLC Stockholder Agreement.

(d)            Lender shall provide to Borrower: (i) a properly executed original IRS Form W-8BEN (or any successor thereto) prior to the initial delivery of shares of Common Stock hereunder and from time to time thereafter whenever a lapse in time or change in circumstances renders such form obsolete or inaccurate in any material respect; (ii) any forms required to be delivered pursuant to section 1471(b) or section 1472(b)(1) of the Code, and any other documentation reasonably requested by Borrower as it relates thereto; and (iii) upon reasonable demand by Borrower, any form or document that may be required or reasonably requested in writing in order to allow Borrower to make a payment under this Agreement without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate.

(e)            Ship Finance will provide a written notice to Borrower immediately upon becoming aware that Ship Finance is not or will no longer be a Foreign Private Issuer.

(f)            Ship Finance shall report the stock loan transaction(s) pursuant to this Agreement and effect thereof to the extent required under the Exchange Act.

(g)            Lender and Ship Finance agree to use commercially reasonable efforts to maintain records sufficient to demonstrate that any and all Loaned Shares hereunder are shares of Common Stock that Lender borrowed from the Lender under this Agreement.

Section 9.  Events of Default.

(a)            The Loan may, at the option of the non-defaulting party by a written notice to the defaulting party, be terminated two Business Days following such notice on the occurrence of any of the events set forth below (each, a "Default"):

10

(i)            Borrower fails to deliver Loaned Shares to Lender as required by Section 4, if such failure is not remedied on or before the seventh Business Day after notice of such failure is given to Borrower;

(ii)            Borrower fails to deliver or pay to Lender when due any cash, securities or other property as required, and subject to the provisions of, by Section 5, if such failure is not remedied on or before the seventh Business Day after notice of such failure is given to Borrower;

(iii)            the filing by or on behalf of any party of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any liquidation, bankruptcy, reorganization, receivership, compromise, arrangement, insolvency, readjustment of debt, dissolution, moratorium, delinquency, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing ("Bankruptcy Law"), or any action by such party for, or consent or acquiescence to, the appointment of a receiver, trustee, conservatory, custodian or similar official of such party, or of all or a substantial part of its property; or the making by such party of a general assignment for the benefit of creditors; or the admission by such party in writing of its inability to pay its debts as they become due;

(iv)            the filing of any involuntary petition against any party in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over such party or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of such party or of all or a substantial part of its property or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of such party; and continuance of any such event for 15 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged;

(v)            Borrower, Lender or Ship Finance fails to provide any indemnity as required by Section 12; provided, that Borrower may waive such Default by Lender or Ship Finance, as the case may be, in its sole discretion, and either Lender or Ship Finance may waive such Default by Borrower in its sole discretion;

(vi)            Borrower notifies Lender and/or Ship Finance, or either Lender or Ship Finance notifies Borrower, of its inability or intention not to perform its

11

obligations hereunder, or otherwise disaffirms, rejects or repudiates any of its obligations hereunder; or

(vii) Any representation made by Borrower, Lender or Ship Finance under this Agreement in connection with any Loan or Loans hereunder shall be incorrect or untrue in any material respect during the term of any Loan hereunder or Borrower, Lender or Ship Finance fails to comply in any material respect with any of its covenants under this Agreement.

Section 10.  Right to Extend; Remedies.

(a)            Notwithstanding anything else in this Agreement, (x) if as a result of complying with Section 4 and at any time Lender is not a Foreign Private Issuer, the Borrower Group would beneficially own more than 8.0% of the Outstanding Shares, then Borrower shall be permitted to extend the delivery due date for all or a portion of the corresponding delivery obligation to permit Borrower to return, as promptly as reasonably practicable but subject to applicable law, regulation or policy, such Loaned Shares through one transaction or a series of transactions without causing the Borrower Group to become, directly or indirectly, a beneficial owner of more than 8.0% of the Outstanding Shares at such time, and (y) without limiting the foregoing, Borrower shall be permitted to extend the delivery due date for all or a portion of the corresponding delivery obligation to if Borrower reasonably determines in good faith upon advice of counsel that such extension is reasonably necessary to enable Borrower (or any of its affiliates), due to illiquidity or otherwise, to effect purchases of shares of Common Stock in connection with this Agreement in a manner that would be in compliance with legal and regulatory requirements (i) applicable to Borrower or such affiliates in purchasing such shares of Common Stock or (ii) if Borrower were deemed to be Lender or Ship Finance or an affiliated purchaser of Lender or Ship Finance, that would be applicable to Lender or Ship Finance in purchasing such shares of Common Stock.

(b)            Notwithstanding anything to the contrary herein, if all or a portion of a Loan terminates pursuant to Section 4 and, on the date on which the related Loaned Shares are due to Lender, the purchase or borrow of shares of Common Stock in an amount equal to all or any portion of the number of Loaned Shares to be delivered in accordance with Section 4 shall (A) be prohibited by any law, rules or regulation of any governmental authority to which it is or would be subject (including rules or codes of conduct generally applicable to members of any self-regulatory organization of which Borrower is a member or to the regulation of which it is subject (whether or not such rules or codes of conduct are imposed by law or have been voluntarily adopted by Borrower)) or would be unadvisable if Borrower or its affiliate were to effect such purchases of Loaned Shares as if Borrower or its affiliate, as the case may be, were Lender or an affiliated purchaser of Lender while remaining in compliance with such law, rules, regulations or codes of conduct, (B) violate, or would upon such purchase or borrow likely violate, any order or prohibition of any court, tribunal or other governmental authority, (C) require the prior consent of any court, tribunal or governmental authority prior to any such purchase, (D) subject Borrower or its affiliate making such purchase or borrow, in its commercially reasonable judgment exercised in good faith, to any liability or potential liability under any applicable federal securities laws (including, without limitation, at any time Lender is not a Foreign Private Issuer,

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Section 16 of the Exchange Act), or (E) be commercially impracticable, in the reasonable judgment of Borrower, as a result of a demonstrable legal or regulatory impediment (including regulations of self-regulatory organizations) to such purchases in the time period required by Section 4 (each of (A), (B), (C), (D) and (E), a "Legal Obstacle"), then, in each case, Borrower shall immediately notify Lender of the Legal Obstacle and the basis therefor, whereupon Borrower's obligations under Section 4 shall be suspended until such time as no Legal Obstacle with respect to such obligations shall exist (a "Repayment Suspension"); provided that, in the case of an inability of the Borrower to return such purchase of Common Stock or the delivery of such Common Stock to the Lender shall be impracticable under clause (E) above, Borrower shall take all commercially reasonable steps to purchase such Common Stock as soon as possible after the cause of such inability shall be rectified. Following the occurrence of and during the continuation of any Repayment Suspension, Borrower shall use commercially reasonable best efforts to remove or cure the Legal Obstacle as soon as practicable; provided that (except in circumstances where the Legal Obstacle resulted from the failure by Borrower to comply with applicable securities laws or regulations or the rules of a securities self-regulatory organization) Lender shall promptly reimburse all reasonable costs and expenses (including of legal counsel to Borrower) incurred, or, at Borrower's election, provide adequate surety or guarantee for any such costs and expenses that may be incurred, by Borrower, in each case in removing or curing any Legal Obstacle described in Clause (A), (B), (C), (D) or (E) immediately above. If Borrower cannot remove or cure the Legal Obstacle within five Business Days, then Lender shall have the right at any time thereafter, upon prior written notice, to require Borrower to elect to either (a) pay to Lender, in lieu of the delivery of Loaned Shares in accordance with Section 4(c), the Replacement Cash (as defined below) within five Business Days of such notification (with the Average Closing Price in such case measured over the ten consecutive Business Day period ending on the Business Day immediately preceding such notification date) or (b) provide collateral to Lender in lieu, and with a value equal to, the Replacement Cash. If Borrower is unable to remove or cure the Legal Obstacle within 30 Business Days of the termination of the Loan under Section 4, then Borrower shall, upon the written request of Lender, pay to Lender, in lieu of the delivery of Loaned Shares in accordance with Section 4, an amount in immediately available funds (the "Replacement Cash") equal to the product of the Average Closing Price and the number of Loaned Shares otherwise required to be delivered. Such payment will be made by Borrower, and Borrower shall notify Lender of the Average Closing Price and expected date of such payment, as soon as practicable after the determination of the Average Closing Price by Borrower pursuant to the terms of this Agreement. As used herein, "Average Closing Price" is the average Closing Price during the ten consecutive Business Day period ending on the Business Day immediately preceding such 30th Business Day multiplied by (B) the number of Loaned Shares then outstanding.

(c)            Upon the termination of the Loan by Lender under Section 9, Borrower may, with the prior consent of, and in consultation with, Lender, in lieu of the delivery of Loaned Shares in accordance with Section 4(c), pay to Lender within 10 Business Days of receiving such request or such other time period as Lender and Borrower may agree, Replacement Cash in respect of all or a portion of the relevant Loaned Shares equal to the product of the Average Closing Price or Closing Price and the number of Loaned Shares otherwise required to be delivered. Such payment will be made by Borrower, and Borrower shall notify Lender of the Average Closing

13

Price or Closing Price, as applicable, and expected date of such payment, as soon as practicable after the determination of the Average Closing Price or Closing Price by Borrower pursuant to the terms of this Agreement.

(d)            If Borrower shall fail to deliver Loaned Shares to Lender when due or in accordance with Section 10(a) or 10(b) above, then, in either case, in addition to any other remedies available to Lender under this Agreement or under applicable law, Lender shall have the right (upon prior written notice to Borrower) to purchase a like amount of Loaned Shares ("Replacement Shares") in the principal market for such securities in a commercially reasonable manner; provided that if any Repayment Suspension or failure to deliver shall exist and be continuing, Lender may not exercise its right to purchase Replacement Shares unless Borrower shall fail to deliver the Loaned Shares or pay the Replacement Cash to Lender when due in accordance with Section 10(a) or (b) above. To the extent Lender shall exercise such right, Borrower's obligation to return a like amount of Loaned Shares or to pay the Replacement Cash, as applicable, shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement Shares (plus all other amounts, if any, due to Lender hereunder), all of which shall be due and payable within three Business Days of notice to Borrower by Lender of the aggregate purchase price of the Replacement Shares. The purchase price of Replacement Shares purchased under this Section 10 shall include broker's fees and commissions or other reasonable costs, fees and expenses related to such purchase.

Section 11.  Transfers.

(a)            All transfers of Loaned Shares to Borrower hereunder shall be made by the crediting by a Clearing Organization of such Loaned Shares to the Borrower's "securities account" (within the meaning of Section 8-501 of the UCC) maintained with such Clearing Organization, which shall be SFL CAPITAL II LTD. DTC#        Account Number        , or such other account as Borrower shall inform Lender. All transfers of Loaned Shares to Lender hereunder shall be made by the crediting of such Loaned Shares to Lender's Designated Account (whereupon, for the avoidance of doubt, such Loaned Shares credited to Lender's Designated Account shall become the property of Lender, and Borrower shall have no voting, dispositive control or pecuniary interest with respect thereto). In every transfer of "financial assets" (within the meaning of Section 8-102 of the UCC) hereunder, the transferor shall take all steps necessary (i) to effect a delivery to the transferee under Section 8-301 of the UCC, or to cause the creation of a security entitlement in favor of the transferee under Section 8-501 of the UCC, (ii) to enable the transferee to obtain "control" (within the meaning of Section 8-106 of the UCC), and (iii) to provide the transferee with comparable rights under any applicable foreign law or regulation that is applicable to such transfer.

(b)            All transfers of cash hereunder to Borrower or Lender shall be by wire transfer in immediately available, freely transferable funds, or, at Borrower's election and notice to Lender, delivered to an account of Lender maintained at Borrower or an affiliate of Borrower.

(c)            A transfer of securities or cash may be effected under this Section 11 on any day except a day on which the transferee is closed for business at its address set forth in Section 15 or Section 2 or a day on which a Clearing Organization or wire transfer system is closed, if the

14

facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

(d)            The rights and duties of Borrower under this Agreement may not be assigned or transferred by Borrower without the prior written consent of Lender, such consent not to be unreasonably withheld; provided that Borrower may assign or transfer any of its rights or duties hereunder to Borrower's ultimate parent entity or any directly or indirectly wholly-owned subsidiary or affiliate of Borrower's ultimate parent entity (a "Permitted Transferee") without the prior written consent of Lender as long as such Permitted Transferee is of equal or better credit rating as the borrower or is guaranteed by the Borrower or an entity of equal or better credit rating as the Borrower.

(e)            The rights and duties of Lender or Ship Finance under this Agreement may not be assigned or transferred by Lender or Ship Finance, as the case may be, without the prior written consent of Borrower.

(f)            Any purported transfer that is not in compliance with Section 11(d) or 11(e) of this agreement, as the case may be, shall be null and void.

Section 12.  Indemnities.

(a)            Borrower and Ship Finance hereby agree, jointly and severally, to indemnify and hold harmless Lender and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses (and, in the event Ship Finance is no longer a Foreign Private Issuer, losses relating to Borrower's market activities as a consequence of becoming, or of the risk of becoming, subject to Section 16(b) under the Exchange Act, including without limitation, any forbearance from market activities or cessation of market activities and any losses in connection therewith or with respect to this Agreement) incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with, (i) any breach by Borrower or Ship Finance of any of its representations or warranties contained in Section 7 or (ii) any breach by Borrower or Ship Finance of any of its covenants or agreements in this Agreement.

(b)            Lender hereby agrees to indemnify and hold harmless Borrower and Ship Finance and their affiliates and their former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with (i) any breach by Borrower of any of its representations or warranties contained in Section 7 or (ii) any breach by Borrower of any of its covenants or agreements in this Agreement.

(c)            In case any claim or litigation which might give rise to any obligation of a party under this Section 12 (each an "Indemnifying Party") shall come to the attention of the party seeking indemnification hereunder (the "Indemnified Party"), the Indemnified Party shall

15

promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 12. Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that, if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.

(d)            An Indemnifying Party shall be entitled to participate in the defense of any claim and, to the extent that it shall wish, jointly with any other Indemnifying Party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party (who shall not, except with the consent of the Indemnified Party, be counsel to the Indemnifying Party), and, after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such Indemnified Party, in connection with the defense thereof other than reasonable costs of investigation. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (regardless of whether the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party. An Indemnified Party shall not make any settlement of any claim or litigation under this Section 12 without the written consent of the Indemnifying Party.

Section 13.  Termination Of Agreement.

(a)            This Agreement shall terminate on the first Business Day following the last day of the Loan Period, and may be terminated earlier (i) at any time by the written agreement of Lender and Borrower, or (ii) by Lender or Borrower upon the occurrence of a Default of the other party.

(b)            Unless otherwise agreed by Borrower and Lender, the provisions of Section 12 shall survive the termination of this Agreement.

Section 14.  [Reserved]

Section 15.  Notices.

(a)            All notices and other communications hereunder shall be in writing and if delivered in person, by courier or mail shall be deemed to have been duly given when received,

16

and if delivered by email shall be deemed to have been duly given when sent, provided such email was sent to the correct email address.

(b)          All such notices and other communications shall be directed to the following address:

(i)	If to Borrower:

SFL CAPITAL II LTD.
André Reppen
c/o Ship Finance Management AS
P.O. Box 1327 Vika
0112 Oslo
Norway
Phone: +47 23114000
Fax: +47 23114035
Email: andre.reppen@shipfinance.no

Courier address:

André Reppen
c/o Ship Finance Management AS
Bryggegata 3
0250 Oslo
Norway
Phone: +47 23114000
Fax: +47 23114035
Email: andre.reppen@shipfinance.no

(ii)	If to Lender to:

Hemen Holding Ltd.
c/o Seatankers Management Co Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attention: Dimitris Hannas
Phone: +35 725 858303
Email: dimitris.hannas@cytanet.com

(iii)	If to Ship Finance to:

André Reppen
c/o Ship Finance Management AS
P.O. Box 1327 Vika

17

0112 Oslo
Norway
Phone: +47 23114000
Fax: +47 23114035
Email: andre.reppen@shipfinance.no

Courier address:

André Reppen
c/o Ship Finance Management AS
Bryggegata 3
0250 Oslo
Norway
Phone: +47 23114000
Fax: +47 23114035
Email: andre.reppen@shipfinance.no

(c)          In the case of any party, at such other address or email address as may be designated by written notice to the other parties.

Section 16.  Governing Law; Submission To Jurisdiction; Severability.

(a)            This Agreement shall be governed by and construed in accordance with the laws of the State of New York, but excluding any choice of law provisions that would require the application of the laws of a jurisdiction other than New York.

(b)            EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR ANY LOAN HEREUNDER AND (B) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.

(c)            EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d)            Lender hereby appoints Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, as agent for service of process.

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(e)            To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

Section 17. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto to have executed this Agreement as a Deed as of the date and year first above written.

SFL CAPITAL II LTD.,
as Borrower

By:	/s/ Kate Blankenship
Name:	Kate Blankenship
Title:	Director

By:	/s/ Georgina E. Sousa
Name:	Georgina E. Sousa
Title:	Director

HEMEN HOLDING LTD.
as Lender

By:	/s/ Dimitris Hannas
Name:	Dimitris Hannas
Title:	Director

SHIP FINANCE INTERNATIONAL LIMITED

By:	/s/ Ole B. Hjertaker
Name:	Ole B. Hjertaker
Title:	Attorney-in-Fact

ANNEX A

January 25, 2013

Hemen Holding Ltd.
c/o Seatankers Management Co Ltd
PO Box 53562
CY-3399 Limassol
Cyprus
Attn: Dimitris Hannas

Borrowing Notice

Ladies and Gentlemen:

Reference is made to the share lending agreement dated January 25, 2013 ("Share Lending  Agreement"), by and among Hemen Holding Ltd. ("Lender"), Ship Finance International Limited and SFL Capital II Ltd. ("Borrower") that, pursuant to its terms and subject to the limitations therein, Borrower hereby notifies Lender that Borrower is borrowing 6,060,606 shares of Common Stock. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Share Lending Agreement.

SFL CAPITAL II LTD

.

Exhibit C

Execution Version
SHARE LENDING AGREEMENT

Dated as of September 30, 2016

Among

HEMEN HOLDING LTD., a Cyprus private limited liability company ("Lender"),

SHIP FINANCE INTERNATIONAL LIMITED,
an exempted company incorporated in Bermuda ("Ship Finance")

and

SFL CAPITAL II LTD, an exempted company incorporated in Bermuda ("Borrower")

This Agreement sets forth the terms and conditions under which Borrower may, from time to time, borrow from Lender shares of Common Stock.

The parties hereto agree as follows:

Section 1.  Certain Definitions. The following capitalized terms shall have the following meanings:

"Bankruptcy Code" has the meaning assigned to such term in Section 8(a).

"Borrower Group" has the meaning assigned to such term in Section 2(c).

"Business Day" means a day on which regular trading occurs on the NYSE, or if the Common Stock is not listed on the NYSE, the principal market on which the Common Stock is listed or quoted; if the Common Stock is not so listed or quoted, "Business Day" means a day that is not a Saturday, a Sunday or a day on which banking institutions in New York City are generally authorized or required by law or executive order to remain closed.

"Clearing Organization" means The Depository Trust Company, or, if agreed to by Borrower and Lender, such other Securities Intermediary at which Borrower and Lender maintain accounts or Ship Finance's transfer agent for the Common Stock.

"Closing Price" on any day means, with respect to the Common Stock (i) if the Common Stock is listed on a U.S. securities exchange registered under the Exchange Act or is included in the OTC Bulletin Board Service (operated by the Financial Industry Regulatory Authority, Inc.), the last reported sale price, regular way, in the principal trading session on such day on such market on which the Common Stock is then listed or is admitted to trading (or, if the day of determination is not a Business Day, the last preceding Business Day) and (ii) if the Common Stock is not so listed or admitted to trading or if the last reported sale price is not obtainable (even if the Common Stock is listed or admitted to trading on such market ), the average of the bid prices for the Common Stock obtained from as many dealers in the Common Stock (which may include Borrower or its affiliates), but not exceeding three, as shall furnish bid prices available to Lender.

"Common Stock" means common shares, par value $1.00 (par value $0.01, effective on or about September 30, 2016), of Ship Finance; provided that, if the Common Stock shall be exchanged or converted into any other security, assets or other consideration (including cash) as the result of any merger, amalgamation, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy or liquidation or a scheme of arrangements), then, effective upon such exchange or conversion, the amount of such other security, assets or other consideration received in exchange for one share of Common Stock (without regard to any substitutions of cash in lieu of fractional securities) shall be deemed to become one share of Common Stock. For purposes of the foregoing, where a share of Common Stock may be converted or exchanged into more than a single type of consideration based upon any form of shareholder election, such consideration will be deemed to be the weighted average of the type and amounts of consideration received by holders of Ship Finance's common stock or, at the election of Borrower, based upon the consideration actually received by the Borrower or its affiliates in connection with such exchange or conversion. For the avoidance of doubt, the foregoing provisions shall apply in connection with the occurrence of each such event, in addition to any prior adjustments or modifications effected hereunder.

"Convertible Notes" means $225,000,000 aggregate principal amount of 5.75% Convertible Senior Notes due October 15, 2021 issued by Ship Finance.

"Cutoff Time" shall mean 10:00 a.m. (New York City time), or such other time on a Business Day by which a transfer of Loaned Shares must be made by Borrower or Lender to the other, as shall be determined in accordance with market practice.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Facility Termination Date" has the meaning assigned to such term in Section 4(b).

"Foreign Private Issuer" has the meaning assigned to such terms in Section 2(c)

"Lender's Designated Account" means the securities account of the Lender maintained with Nordea Securities Services, as custodian, on the books of Brown Brothers Harriman, as securities intermediary, and designated "Hemen Holding Ltd. (account number              )".

"Loan Period" means the period beginning on the date hereof and ending on the earliest to occur of (i) October 15, 2021, (ii) the 3rd Business Day immediately following the 50th VWAP Trading Day (as such term is defined in the final prospectus for the Convertible Notes) immediately following the date on which all Convertible Notes have been redeemed, repurchased, converted or otherwise acquired for value, (iii) the date, if any, on which all Loans hereunder are terminated and (iv) the date, if any, on which this Agreement is terminated.

"Loaned Shares" means shares of Common Stock transferred in a Loan hereunder until such Common Stock (or identical Common Stock) is transferred back to Lender hereunder. If, as the result of a stock dividend, stock split or reverse stock split, the number of issued and outstanding shares of Common Stock is increased or decreased, then the number of issued and outstanding Loaned Shares shall be proportionately increased or decreased, as the case may be. If any new or different security or securities, assets or other consideration shall be exchanged for or converted into the outstanding shares of Common Stock as described in the definition thereof, such new or different security or securities, assets or other consideration shall, effective upon such exchange, be deemed to become a Loaned Share in substitution for the former Loaned Share for which such exchange is made and in the same proportions as described in the definition of "Common Stock." For purposes of return of Loaned Shares by Borrower, or purchase or sale of securities pursuant to Section 10, Borrower may return securities of the same issuer, class and quantity as the Loaned Shares, as adjusted pursuant to the two preceding sentences. For the avoidance of doubt, such adjustments shall be made in connection with the occurrence of each such event, and shall be made in addition to any prior adjustments effected hereunder.

"Maximum Number of Shares" means 8,000,000 shares of Common Stock, subject to the following adjustments:

(a)            If, as the result of any stock dividend, stock split, reverse stock split, or any reclassification of the Common Stock, or any split-up or combination of the Common Stock, the number of issued and outstanding shares of Common Stock is increased or decreased, the Maximum Number of Shares shall, effective as of the payment or delivery date of any such event, be proportionally increased or decreased, as the case may be.

(b)            If, pursuant to a merger, amalgamation, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy or liquidation or a scheme of arrangement), the Common Stock is exchanged for or converted into cash, securities or other property, the Maximum Number of Shares shall, effective upon such exchange, be adjusted by multiplying the Maximum Number of Shares at such time by the number of securities, the amount of cash or the fair market value of any other property exchanged for one share of Common Stock in such event. For purposes of the foregoing, where a share of Common Stock may be converted or exchanged into more than a single type of consideration based upon any form of shareholder election, such consideration will be deemed to be the weighted average of the type and amounts of consideration received by holders of Common Stock or, at the election of Borrower, based upon the consideration actually received by the Borrower or its affiliates in connection with such exchange or conversion. For the avoidance of doubt, the foregoing provisions shall apply in connection with the occurrence of each such event, in addition to any prior adjustments or modifications effected hereunder.

(c)            Upon the termination of any Loan in whole or in part pursuant to Section 4(a), the Maximum Number of Shares shall be reduced by the number of Loaned Shares under such Loan or portion thereof surrendered by Borrower to Lender.

"NYSE" means the New York Stock Exchange

"Securities Act" means the Securities Act of 1933, as amended.

"Securities Intermediary" means a "securities intermediary" as defined by Section 8-102(a)(14) of the UCC.

"UCC" means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.

Section 2. Loans Of Shares; Transfers of Loaned Shares.

(a)          Subject to the terms and conditions of this Agreement, Lender hereby agrees to make available for borrowing by Borrower on the date hereof shares of Common Stock up to, in the aggregate, the Maximum Number of Shares.

(b)          Subject to the terms and conditions of this Agreement, Borrower may, by written notice to Lender substantially in the form of Annex A hereto (a "Borrowing Notice"), initiate a single transaction in which Lender will lend Loaned Shares to Borrower upon the terms, and subject to the conditions, set forth in this Agreement (the "Loan", or as context requires, "a Loan" or "any Loan"). Such Loan shall be confirmed through the book-entry settlement system of the Clearing Organization. The records maintained by the Clearing Organization shall constitute conclusive evidence with respect to such Loan, including the number of shares of Common Stock that are the subject of such Loan.

(c)          Notwithstanding anything to the contrary in this Agreement, at any time Ship Finance is not a "foreign private issuer," as such term is defined in Rule 3b-4 under the Exchange Act (a "Foreign Private Issuer"), in no event shall Borrower be entitled to receive, or shall be deemed to receive, any Loaned Shares if, immediately upon giving effect to such receipt of such Loaned Shares, the "beneficial ownership" (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) of shares of Common Stock by Borrower or any affiliate of Borrower or any other person subject to aggregation with Borrower under Section 13 of the Exchange Act and the rules promulgated thereunder or any "group" (within the meaning of such Section 13 and rules) of which Borrower is a member (collectively, the "Borrower Group") would be equal to or greater than 8.0% or more of the issued and outstanding shares of Common Stock. If any delivery owed to Borrower hereunder is not made, in whole or in part, as a result of this provision, Lender's obligation to make such delivery shall not be extinguished and Lender shall make such delivery as promptly as practicable after, but in no event later than one Business Day after, Borrower gives notice to Lender that such delivery would not result in the Borrower Group directly or indirectly so beneficially owning in excess of 8.0% of the issued and outstanding shares of Common Stock, as described above.

(d)          Lender shall transfer Loaned Shares to Borrower on or before the Cutoff Time on the date specified in the Borrowing Notice for the commencement of any Loan, which date shall not be earlier than the second Business Day following the receipt by Lender of the Borrowing Notice. Transfer of the Loaned Shares to Borrower shall be made in the manner and to the account set forth under Section 11 below.

(e)            Notwithstanding anything to the contrary in this Agreement, Borrower will further loan the Loaned Shares to Jefferies Capital Services, LLC pursuant to a shareholder agreement (the "SFLC Shareholder Agreement").

Section 3.  Consideration. Borrower agrees to pay Lender a single loan fee for the Loaned Shares (a "Loan Fee") equal to $0.015 per Loaned Share. The Loan Fee shall be paid by Borrower on or before the time of transfer of the Loaned Shares pursuant to Section 2(b). At any time Loaned Shares are returned to the Lender by the Borrower pursuant to Section 4 of this Agreement, Lender agrees to pay Ship Finance $0.01 per Loaned Share returned, on or before the time of such delivery of Loaned Shares by the Borrower.

Section 4.  Loan Terminations.

(a)            Borrower may terminate all or any portion of a Loan on any Business Day by giving written notice thereof to Lender and transferring the corresponding number of Loaned Shares under such Loan to Lender, without any consideration being payable in respect thereof by Lender to Borrower. Any such loan termination shall be effective upon delivery of the Loaned Shares in accordance with the terms hereof.

(b)            Subject to Section 10 below, the Loan or any portion thereof outstanding on the last day of the Loan Period shall terminate on the date this Agreement terminates pursuant to Section 13 (the "Facility Termination Date") and all Loaned Shares then outstanding, if any, shall be delivered by Borrower to Lender, no later than the sixth Business Day following the Facility Termination Date.

(c)            Subject to Section 10 below, if the Loan or any portion thereof is terminated upon the occurrence of a Default as set forth in Section 9, the Loaned Shares shall be delivered by Borrower to Lender, no later than the fourth Business Day following the termination date of such Loan.

(d)            If at any time the number of Loaned Shares outstanding under this Agreement exceeds the Maximum Number of Shares, then the outstanding Loan shall immediately terminate to the extent of such excess and, subject to Section 10 below, such excess number of Loaned Shares shall be delivered by Borrower to Lender, no later than the sixth Business Day following the first date as of which such excess exists

(e)            All obligations of (i) Borrower hereunder to Lender and (ii) Lender hereunder to Borrower, in respect of the relevant Loaned Shares, shall be satisfied upon the crediting of such Loaned Shares to Lender's Designated Account in accordance with Section 11 below and the Lender's payment to Ship Finance of $0.01 per Loaned Share returned, on or before the time of such delivery of Loaned Shares by the Borrower pursuant to Section 3 above.

Section 5. Distributions.

Subject to Section 7(j) and (k) and (l) below:

(a)            If at any time when there are Loaned Shares outstanding under this Agreement, Ship Finance pays a cash dividend or makes a cash distribution in respect of all its issued and outstanding shares of Common Stock, Borrower shall pay to Lender (regardless of whether Borrower is a holder of any or all of the outstanding Loaned Shares), within three Business Days after the payment of such dividend or distribution, as the case may be, an amount in cash equal to the product of (i) the amount per share of such dividend or distribution and (ii) the number of Loaned Shares outstanding at such time; provided, that if Borrower returns any Loaned Shares to Lender following a record date for such a dividend or distribution on such Loaned Shares, but prior to the payment of such dividend or distribution on such Loaned Shares, Borrower shall nonetheless pay to Lender the amount of such dividend or distribution, as the case may be, within three Business Days after the payment of such dividend or distribution and, provided further, that Borrower's obligations under this Section 5(a) shall be subject to Borrower's receipt from Jefferies Capital Services, LLC of an amount in cash equal to such distribution.

(b)            If at any time when there are Loaned Shares outstanding under this Agreement, Ship Finance makes a distribution in respect of all of its issued and outstanding shares of Common Stock in property or securities, including any spin-off securities or assets, options, warrants, rights or privileges in respect of securities (other than a distribution of Common Stock, but including any spin-off securities or assets, options, warrants, rights or privileges exercisable for, convertible into or exchangeable for Common Stock) (a "Non-Cash Distribution"), Borrower shall deliver to Lender in kind (regardless of whether Borrower is a holder of any or all of the outstanding Loaned Shares) within twenty Business Days after the date of such Non-Cash Distribution, the property or securities so distributed in an amount (the "Delivery Amount") equal to the product of (i) the amount per share of Common Stock of such Non-Cash Distribution and (ii) the number of Loaned Shares outstanding at such time; provided that if Borrower returns any Loaned Shares to Lender following a record date for such a Non-Cash Distribution on such Loaned Shares, but prior to the settlement of such Non-Cash Distribution on such Loaned Shares, Borrower shall nonetheless deliver to Lender the Delivery Amount in respect of such Non-Cash Distribution within twenty Business Days after the settlement date of distribution and provided further, that Borrower's obligations under this Section 5(b) shall be subject to Borrower's receipt from Jefferies Capital Services, LLC of the Delivery Amount.

Section 6.  Rights in Respect of Loaned Shares.

Subject to the terms of this Agreement, including Borrower's obligation to return the Loaned Shares in accordance with the terms of this Agreement, and except as otherwise agreed by Borrower and Lender or Borrower and any subsequent transferee of Loaned Shares, insofar as such person is the record owner of any such Loaned Shares, such person shall have all of the incidents of ownership in respect of any such Loaned Shares, including the right to transfer the Loaned Shares to others. Borrower agrees that neither it nor any affiliate of it that is the record owner of any Loaned Shares that are (i) initially transferred hereunder and (ii) held for delivery to Lender or held by Borrower or its affiliates (other than any such securities that are held in the accounts of, and beneficially owned by, any unaffiliated third party, where such third party has the power to, and has, directed the vote of such securities) shall vote such Loaned Shares on any matter submitted to a vote of Ship Finance's shareholders; provided that, if by failing to vote such Loaned Shares there shall not be a quorum at any meeting of shareholders relating to such a matter, as advised by Lender to Borrower in writing, Borrower shall vote its shares proportionately to the votes of all other shareholders voting on such matter at such meeting.

Section 7.  Representations and Warranties.

(a)          Each of Borrower, Lender and Ship Finance represent and warrant to the other that:

(i)            it has full power to execute and deliver this Agreement, to enter into the Loans contemplated hereby and to perform its obligations hereunder;

(ii)            it has taken all necessary action to authorize such execution, delivery and performance;

(iii)            this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, subject to applicable liquidation, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution hereunder may be limited by federal or state securities laws or public policy relating thereto; and

(iv)            the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its articles or certificate of incorporation, memorandum of association, articles of association, or bye-laws, as the case may be, or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

(b)          Lender and Ship Finance each represents and warrants to Borrower, as of the date hereof and as of the date Loaned Shares are transferred to Borrower in respect of the Loan, that none of the Loaned Shares are shares of Common Stock that are either newly-issued by Ship Finance in connection with this Agreement or borrowed from an entity other than the Lender. Without limiting the generality of the foregoing, Lender and Ship Finance each represents and warrants to Borrower that the Loaned Shares and all other issued and outstanding shares of Common Stock of Ship Finance have been duly authorized and are validly issued, fully paid and nonassessable shares of Common Stock, and the shareholders of Ship Finance have no preemptive rights with respect to such Loaned Shares.

(c)            Lender represents and warrants to Borrower, as of the date hereof, and as of the date the Loaned Shares are transferred to Borrower in respect of the Loan, that it has good and valid title to all such shares free and clear of any liens, claims, security interests, charges and encumbrances.

(d)            Lender and Ship Finance each represents and warrants to Borrower, as of the date hereof, and as of the date Loaned Shares are transferred to Borrower in respect of the Loan, that the issued and outstanding shares of Common Stock are listed on the NYSE and such Loaned Shares are listed on the NYSE.

(e)            Lender and Ship Finance each represents and warrants to Borrower, as of the date Loaned Shares are transferred to Borrower in respect of the Loan, Lender is not unable to pay its liabilities as they become due taking into account contingent and prospective obligations, and the realizeable value of Lender's assets is not less than it liabilities.

(f)            Lender represents and warrants to Borrower that, as of the date hereof, and as of the date Loaned Shares are transferred to Borrower in respect of the Loan, Lender is not, and will not be required to register as, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

(g)            Lender represents and warrants to Borrower that:

(i)          it is currently, and in the past has been, in compliance with its reporting obligations with respect to the Common Stock under Sections 13(d) and (g) of the Exchange Act, and Lender covenants to Borrower that it will continue for the duration of the stock loan transactions subject to this Agreement to be in compliance with any reporting obligations applicable to it under Sections 13(d) and (g) of the Exchange Act (including with respect to this Transaction).

(ii)          The shares of Common Stock loaned by Lender to the Borrower have not been acquired for the purpose of lending to Borrower under the this Agreement.

(iii)          Lender is the sole beneficial owner of any shares of Common Stock loaned under this Agreement, and it has good and valid title to all such shares free and clear of any liens, claims, security interests, charges and encumbrances.

(h)            [Reserved]

(i)            Lender represents and warrants to Borrower and Borrower represents and warrants to Lender that it is not engaged in a trade or business in the United States for U.S. federal income tax purposes. Ship Finance represents and warrants to Borrower that it does not derive income which is effectively connected with the conduct of a trade or business in the United States for U.S. federal income tax purposes.

(j)            Lender represents and warrants to Borrower, as of the date Loaned Shares are transferred to Borrower in respect of the Loan, subject to any notice provided pursuant to Section 8(f), that any cash distributions paid (or that are planned to be paid) on such Loaned Shares during the term of the Agreement, or any Non-Cash Distribution made (or that is planned to be made) on or in respect of the Loaned Shares during the term of the Agreement, to the extent such distributions constitute dividends for U.S. federal income tax purposes, will qualify as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 of the Internal Revenue Code of 1986, as amended (the "Code"), and are not subject to withholding tax pursuant to Section 1441 or Section 1442 of the Code.

(k)            Ship Finance represents and warrants to Borrower, subject to any notice provided pursuant to Section 8(h), that any cash distributions that it has paid or plans to pay on the Common Stock during the term of the Agreement, or any Non-Cash Distribution it has made or plans to make on or in respect of the Common Stock during the term of the Agreement, to the extent such distributions constitute dividends for U.S. federal income tax purposes, will qualify as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 of the Code, and are not subject to withholding tax pursuant to Section 1441 or Section 1442 of the Code.

(l)            Lender acknowledges that Borrower intends to rely upon the representation and warranty in Section 7(j) or 7(k), and upon any documentation provided pursuant to Section 8(e), in determining the extent, if any, to which Borrower is obligated to make any deduction or withholding of present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including interest, penalties and additions thereto) that are imposed by any government or other taxing authority ("Taxes") with respect to any payment by Borrower under this Agreement. On the basis of such reliance and assuming no notice is made pursuant to Section 8(f) or 8(h), Borrower will make each payment described in Sections 5(a) and 5(b) without withholding or deduction for or on account of any Taxes. The previous sentence shall not apply if, at any time during a period in which this Agreement is in effect, (i) Borrower is required by law to collect any withholding or deduction for or on account of any Tax from such payment described in Sections 5(a) and 5(b); (ii) Borrower concludes in its reasonable judgment that such withholding or deduction is necessary or appropriate to protect Borrower from potential withholding tax liability; or (iii) there is a failure of a representation made by Lender pursuant to Section 7(j), or by Ship Finance pursuant to Section 7(k), to be accurate and true or Lender fails to provide any forms, documents or certificates pursuant to Section 8(e) which are necessary to relieve the Borrower from the obligation to withhold any Tax from such payment; provided, however, that Borrower shall use commercially reasonable efforts to avoid having to make any such withholding or deduction, including informing the Lender of any forms, documents or certificates which the Borrower reasonably believes are required in order to avoid having to make any such withholding of deduction. In that case, Borrower shall notify Lender of its intent to make such withholding or deduction as soon as practicable, and shall pay to the relevant authorities the full amount to be deducted or withheld. Borrower shall have no obligation to pay any additional amounts in respect of such withholding or deduction to Lender. This paragraph does not in any way limit the requirement of the Borrower to withhold on payments made to Lender under FATCA. As used herein, "FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and, any current or future regulations or official interpretations thereof or other official guidance; any intergovernmental agreement between the US and any other jurisdiction; and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

(m)            The representations and warranties of Borrower and Lender under this Section 7 shall remain in full force and effect at all times during the term of this Agreement.

Section 8.  Covenants.

(a)            The parties hereto acknowledge that Borrower has informed Lender that the Loan is intended to be a "securities contract," as such term is defined in Section 741(7) of the Bankruptcy Code; and (ii) each and every transfer of funds, securities and other property under this Agreement is intended to be a "settlement payment" or a "margin payment," as such terms are used in Sections 362(b)(6) and 546(e) of the U.S. Bankruptcy Code (the "Bankruptcy Code").

(b)            Upon the request of Borrower or Lender, at any time Ship Finance is not a "foreign private issuer," as such term is defined in Rule 3b-4 under the Exchange Act (a "Foreign Private Issuer"), including at the time a Loan is initiated, Ship Finance shall promptly provide Borrower or Lender a written confirmation of its Outstanding Shares as of the date of such request. The issued and "Outstanding Shares" as of any day is the number of shares of Common Stock outstanding on such day, including all outstanding Loaned Shares.

(c)            Borrower covenants and agrees with Lender that it will not transfer or dispose of any Loaned Shares initially transferred to Borrower by Lender as a Loan hereunder of which it is the record owner except pursuant to the terms of the SFLC Shareholder Agreement.

(d)            [Reserved]

(e)            Lender shall provide to Borrower: (i) a properly executed original IRS Form W-8BEN-E (or any successor thereto) prior to the initial delivery of shares of Common Stock hereunder and from time to time thereafter whenever a lapse in time or change in circumstances renders such form obsolete or inaccurate in any material respect; (ii) any forms and other documentations required to be delivered pursuant to section 1471(b) or section 1472(b)(1) of the Code, and any other documentation reasonably requested by Borrower as it relates thereto; and (iii) upon reasonable demand by Borrower, any form or document that may be required or reasonably requested in writing in order to allow Borrower to make a payment under this Agreement without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate. Lender shall provide a written notice to Borrower (which may be in the form of an IRS Form W-8ECI (or any successor thereto), if applicable) immediately upon becoming aware that it is, or may reasonably be expected to be treated as being, engaged in a trade or business in the United States for U.S. federal income tax purposes.

(f)            Lender shall provide a written notice to Borrower immediately upon becoming aware that any cash distributions paid (or that are planned to be paid) on any Loaned Shares or

Non-Cash Distribution made (or that is planned to be made) on or in respect of the Loaned Shares, did or will not qualify, or that there is a substantial likelihood that such cash distributions or Non-Cash Distribution did or will not qualify, as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 of the Code, or were or would otherwise be subject to withholding tax.

(g)            Ship Finance shall provide a written notice to Borrower immediately upon becoming aware that it has derived, or reasonably expects that it may or will derive, any income that is effectively connected with the conduct of a trade or business in the United States for U.S. federal income tax purposes.

(h)            Ship Finance shall provide a written notice to Borrower immediately upon becoming aware that any cash distributions it has paid or plans to pay on any Common Stock during the term of this Agreement, or Non-Cash Distribution it has made or that it plans to make on or in respect of the Common Stock during the term of this Agreement, did or will not qualify, or that there is a substantial likelihood that such cash distributions or Non-Cash Distribution did or will not qualify, as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 of the Code, or were or would otherwise be subject to withholding tax.

(i)            Ship Finance will provide a written notice to Borrower immediately upon becoming aware that Ship Finance is not or will no longer be a Foreign Private Issuer.

(j)            Ship Finance shall report the stock loan transaction(s) pursuant to this Agreement and effect thereof to the extent required under the Exchange Act.

Section 9.  Events of Default.

(a)          The Loan may, at the option of the non-defaulting party by a written notice to the defaulting party, be terminated two Business Days following such notice on the occurrence of any of the events set forth below (each, a "Default"):

(i)            Borrower fails to deliver Loaned Shares to Lender as required by Section 4, if such failure is not remedied on or before the seventh Business Day after notice of such failure is given to Borrower;

(ii)            Borrower fails to deliver or pay to Lender when due any cash, securities or other property as required, and subject to the provisions of, by Section 5, if such failure is not remedied on or before the seventh Business Day after notice of such failure is given to Borrower;

(iii)            the filing by or on behalf of any party hereto of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any liquidation, bankruptcy, reorganization, receivership, compromise, arrangement, insolvency, readjustment of debt, dissolution, moratorium, delinquency, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing ("Bankruptcy Law"), or any action by such party for, or consent or acquiescence to, the appointment of a receiver, trustee, conservatory, custodian or similar official of such party, or of all or a substantial part of its property; or the making by such party of a general assignment for the benefit of creditors; or the admission by such party in writing of its inability to pay its debts as they become due;

(iv)            the filing of any involuntary petition against any party hereto in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over such party or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of such party or of all or a substantial part of its property or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of such party; and continuance of any such event for 15 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged;

(v)            Borrower, Lender or Ship Finance fails to provide any indemnity as required by Section 12; provided, that Borrower may waive such Default by Lender or Ship Finance, as the case may be, in its sole discretion, and either Lender or Ship Finance may waive such Default by Borrower in its sole discretion;

(vi)            Borrower notifies Lender and/or Ship Finance, or either Lender or Ship Finance notifies Borrower, of its inability or intention not to perform its obligations hereunder, or otherwise disaffirms, rejects or repudiates any of its obligations hereunder; or

(vii)            Any representation made by Borrower, Lender or Ship Finance under this Agreement in connection with any Loan or Loans hereunder shall be incorrect or untrue in any material respect during the term of any Loan hereunder or Borrower, Lender or Ship Finance fails to comply in any material respect with any of its covenants under this Agreement; provided, that Borrower may waive such Default by Lender or Ship Finance, as the case may be, in its sole discretion, and either Lender or Ship Finance may waive such Default by Borrower in its sole discretion.

Section 10.  Right to Extend; Remedies.

(a)          Notwithstanding anything else in this Agreement, (x) if as a result of complying with Section 4 and at any time Ship Finance is not a Foreign Private Issuer, the Borrower Group would beneficially own more than 8.0% of the Outstanding Shares, then Borrower shall be permitted to extend the delivery due date for all or a portion of the corresponding delivery obligation to permit Borrower to return, as promptly as reasonably practicable but subject to applicable law, regulation or policy, such Loaned Shares through one transaction or a series of transactions without causing the Borrower Group to become, directly or indirectly, a beneficial owner of more than 8.0% of the Outstanding Shares at such time, and (y) without limiting the foregoing, Borrower shall be permitted to extend the delivery due date for all or a portion of the corresponding delivery obligation to if Borrower reasonably determines in good faith upon advice of counsel that such extension is reasonably necessary to enable Borrower (or any of its affiliates), due to illiquidity or otherwise, to effect purchases of shares of Common Stock in connection with this Agreement in a manner that would be in compliance with legal and regulatory requirements (i) applicable to Borrower or such affiliates in purchasing such shares of Common Stock or (ii) if Borrower were deemed to be Lender or Ship Finance or an affiliated purchaser of Lender or Ship Finance, that would be applicable to Lender or Ship Finance in purchasing such shares of Common Stock.

(b)          Notwithstanding anything to the contrary herein, if all or a portion of a Loan terminates pursuant to Section 4 and, on the date on which the related Loaned Shares are due to Lender, the purchase of shares of Common Stock in an amount equal to all or any portion of the number of Loaned Shares to be delivered in accordance with Section 4 shall (A) be prohibited by any law, rules or regulation of any governmental authority to which it is or would be subject (including rules or codes of conduct generally applicable to members of any self-regulatory organization of which Borrower is a member or to the regulation of which it is subject (whether or not such rules or codes of conduct are imposed by law or have been voluntarily adopted by Borrower)) or would be unadvisable if Borrower or its affiliate were to effect such purchases of Loaned Shares as if Borrower or its affiliate, as the case may be, were Lender or an affiliated purchaser of Lender while remaining in compliance with such law, rules, regulations or codes of conduct, (B) violate, or would upon such purchase or borrow likely violate, any order or prohibition of any court, tribunal or other governmental authority, (C) require the prior consent of any court, tribunal or governmental authority prior to any such purchase, (D) subject Borrower or its affiliate making such purchase, in its commercially reasonable judgment exercised in good faith, to any liability or potential liability under any applicable federal securities laws (including, without limitation, at any time Ship Finance is not a Foreign Private Issuer, Section 16 of the Exchange Act), or (E) be commercially impracticable, in the reasonable judgment of Borrower, as a result of a demonstrable legal or regulatory impediment (including regulations of self-regulatory organizations) to such purchases in the time period required by Section 4 (each of (A), (B), (C), (D) and (E), a "Legal Obstacle"), then, in each case, Borrower shall immediately notify Lender of the Legal Obstacle and the basis therefor, whereupon Borrower's obligations under Section 4 shall be suspended until such time as no Legal Obstacle with respect to such obligations shall exist (a "Repayment Suspension"); provided that, in the case of an inability of the Borrower to return such purchase of Common Stock or the delivery of such Common Stock to the Lender shall be impracticable under clause (E) above, Borrower shall take all commercially reasonable steps to purchase such Common Stock as soon as possible after the cause of such inability shall be rectified. Following the occurrence of and during the continuation of any Repayment Suspension, Borrower shall use commercially reasonable best efforts to remove or cure the Legal Obstacle as soon as practicable. If Borrower cannot remove or cure the Legal Obstacle within five Business Days, then Lender shall have the right at any time thereafter, upon prior written notice, to require Borrower to elect to either (a) pay to Lender, in lieu of the delivery of Loaned Shares in accordance with Section 4(c), the Replacement Cash (as defined below) within five Business Days of such notification (with the Average Closing Price in such case measured over the ten consecutive Business Day period ending on the Business Day immediately preceding such notification date) or (b) provide collateral to Lender in lieu, and with a value equal to, the Replacement Cash. If Borrower is unable to remove or cure the Legal Obstacle within 30 Business Days of the termination of the Loan under Section 4, then Borrower shall, upon the written request of Lender, pay to Lender, in lieu of the delivery of Loaned Shares in accordance with Section 4, an amount in immediately available funds (the "Replacement Cash") equal to the product of the Average Closing Price and the number of Loaned Shares otherwise required to be delivered. Such payment will be made by Borrower, and Borrower shall notify Lender of the Average Closing Price and expected date of such payment, as soon as practicable after the determination of the Average Closing Price by Borrower pursuant to the terms of this Agreement. As used herein, "Average Closing Price" is the average Closing Price during the ten consecutive Business Day period ending on the Business Day immediately preceding such 30th Business Day multiplied by (B) the number of Loaned Shares then outstanding.

(c)          Upon the termination of the Loan by Lender under Section 9, Borrower may, with the prior consent of, and in consultation with, Lender, in lieu of the delivery of Loaned Shares in accordance with Section 4(c), pay to Lender within 10 Business Days of receiving such request or such other time period as Lender and Borrower may agree, Replacement Cash in respect of all or a portion of the relevant Loaned Shares equal to the product of the Average Closing Price or Closing Price and the number of Loaned Shares otherwise required to be delivered. Such payment will be made by Borrower, and Borrower shall notify Lender of the Average Closing Price or Closing Price, as applicable, and expected date of such payment, as soon as practicable after the determination of the Average Closing Price or Closing Price by Borrower pursuant to the terms of this Agreement.

(d)          If Borrower shall fail to deliver Loaned Shares to Lender when due or in accordance with Section 10(a) or 10(b) above, then, in either case, in addition to any other remedies available to Lender under this Agreement or under applicable law, Lender shall have the right (upon prior written notice to Borrower) to purchase a like amount of Loaned Shares ("Replacement Shares") in the principal market for such securities in a commercially reasonable manner; provided that if any Repayment Suspension or failure to deliver shall exist and be continuing, Lender may not exercise its right to purchase Replacement Shares unless Borrower shall fail to deliver the Loaned Shares or pay the Replacement Cash to Lender when due in accordance with Section 10(a) or (b) above. To the extent Lender shall exercise such right, Borrower's obligation to return a like amount of Loaned Shares or to pay the Replacement Cash, as applicable, shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement Shares (plus all other amounts, if any, due to Lender hereunder), all of which shall be due and payable within three Business Days of notice to Borrower by Lender of the aggregate purchase price of the Replacement Shares. The purchase price of Replacement Shares purchased under this Section 10 shall include broker's fees and commissions or other reasonable costs, fees and expenses related to such purchase.

Section 11.  Transfers.

(a)          All transfers of Loaned Shares to Borrower hereunder shall be made by the crediting by a Clearing Organization of such Loaned Shares to the Borrower's "securities account" (within the meaning of Section 8-501 of the UCC) maintained with such Clearing Organization, which shall be SFL CAPITAL II LTD. DTC#                , in the name of Brown Brothers Harriman & Co., for the benefit of Nordea Bank ASA, Account Number                  , or such other account as Borrower shall inform Lender. All transfers of Loaned Shares to Lender hereunder shall be made by the crediting of such Loaned Shares to Lender's Designated Account (whereupon, for the avoidance of doubt, such Loaned Shares credited to Lender's Designated Account shall become the property of Lender, and Borrower shall have no voting, dispositive control or pecuniary interest with respect thereto). In every transfer of "financial assets" (within the meaning of Section 8-102 of the UCC) hereunder, the transferor shall take all steps necessary (i) to effect a delivery to the transferee under Section 8-301 of the UCC, or to cause the creation of a security entitlement with respect to such financial assets in favor of the transferee under Section 8¬501 of the UCC, (ii) to enable the transferee to obtain "control" (within the meaning of Section 8-106 of the UCC), and (iii) to provide the transferee with comparable rights under any applicable foreign law or regulation that is applicable to such transfer.

(b)          All transfers of cash hereunder to Borrower or Lender shall be by wire transfer in immediately available, freely transferable funds, or, at Borrower's election and notice to Lender, delivered to an account of Lender maintained at Borrower or an affiliate of Borrower.

(c)          A transfer of securities or cash may be effected under this Section 11 on any day except a day on which the transferee is closed for business at its address set forth in Section 15 or Section 2 or a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

(d)          The rights and duties of Borrower under this Agreement may not be assigned or transferred by Borrower without the prior written consent of Lender, such consent not to be unreasonably withheld; provided that Borrower may assign or transfer any of its rights or duties hereunder to Borrower's ultimate parent entity or any directly or indirectly wholly-owned subsidiary or affiliate of Borrower's ultimate parent entity (a "Permitted Transferee") without the prior written consent of Lender as long as such Permitted Transferee is of equal or better credit rating as the borrower or is guaranteed by the Borrower or an entity of equal or better credit rating as the Borrower.

(e)          The rights and duties of Lender or Ship Finance under this Agreement may not be assigned or transferred by Lender or Ship Finance, as the case may be, without the prior written consent of Borrower.

(f)          Any purported transfer that is not in compliance with Section 11(d) or 11(e) of this agreement, as the case may be, shall be null and void.

Section 12.  Indemnities.

(a)            Borrower and Ship Finance hereby agree, jointly and severally, to indemnify and hold harmless Lender and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses (and, in the event Ship Finance is no longer a Foreign Private Issuer, losses relating to Borrower's market activities as a consequence of becoming, or of the risk of becoming, subject to Section 16(b) under the Exchange Act, including without limitation, any forbearance from market activities or cessation of market activities and any losses in connection therewith or with respect to this Agreement) incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with, (i) any breach by Borrower or Ship Finance of any of its representations or warranties contained in Section 7 or (ii) any breach by Borrower or Ship Finance of any of its covenants or agreements in this Agreement.

(b)            Lender hereby agrees to indemnify and hold harmless Borrower and Ship Finance and their affiliates and their former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with (i) any breach by Lender of any of its representations or warranties contained in Section 7 or (ii) any breach by Lender of any of its covenants or agreements in this Agreement; provided that, any amounts paid by the Lender pursuant to this Section 12 shall be limited to the net consideration received by the Lender pursuant to Section 3.

(c)            In case any claim or litigation which might give rise to any obligation of a party under this Section 12 (each an "Indemnifying Party") shall come to the attention of the party seeking indemnification hereunder (the "Indemnified Party"), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 12. Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that, if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.

(d)            An Indemnifying Party shall be entitled to participate in the defense of any claim and, to the extent that it shall wish, jointly with any other Indemnifying Party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party (who shall not, except with the consent of the Indemnified Party, be counsel to the Indemnifying Party), and, after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such Indemnified Party, in connection with the defense thereof other than reasonable costs of investigation. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (regardless of whether the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party. An Indemnified Party shall not make any settlement of any claim or litigation under this Section 12 without the written consent of the Indemnifying Party.

Section 13.  Termination Of Agreement.

(a)            This Agreement shall terminate on the earlier of (i) the termination, pursuant to its terms, of the Underwriting Agreement between Ship Finance and Jefferies LLC, as representative of the several Underwriters named therein, in connection with Ship Finance's offering of Convertible Notes, and (ii) the first Business Day following the last day of the Loan Period, and may be terminated earlier (i) at any time by the written notice of the Borrower, (ii) at any time by the written agreement of Lender and Borrower, or (iii) by Lender or Borrower upon the occurrence of a Default of the other party.

Section 14.  [Reserved]

Section 15.  Notices.

(a)            All notices and other communications hereunder shall be in writing and if delivered in person, by courier or mail shall be deemed to have been duly given when received, and if delivered by email shall be deemed to have been duly given when sent, provided such email was sent to the correct email address.

(b)            All such notices and other communications shall be directed to the following address:

(i)	If to Borrower:

SFL Capital II LTD.
André Reppen
c/o Ship Finance Management AS
P.O. Box 1327 Vika
0112 Oslo
Norway
Phone: +47 23114000
Email: andre.reppen@shipfinance.no

Courier address:

André Reppen
c/o Ship Finance Management AS
Bryggegata 3
0250 Oslo
Norway
Phone: +47 23114000
Email: andre.reppen@shipfinance.no

(ii)	If to Lender to:

Mailing address:

Hemen Holding Ltd.
c/o Seatankers Management Co Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attention: Dimitris Hannas
Phone: +35 725 858303
Email: dimitris.hannas@cytanet.com

(iii)	If to Ship Finance to:

Mailing address:

André Reppen
c/o Ship Finance Management AS
P.O. Box 1327 Vika
0112 Oslo
Norway
Phone: +47 23114000
Email: andre.reppen@shipfinance.no

Courier address:

André Reppen
c/o Ship Finance Management AS
Bryggegata 3
0250 Oslo
Norway
Phone: +47 23114000
Email: andre.reppen@shipfinance.no

(c)            In the case of any party, at such other address or email address as may be designated by written notice to the other parties.

Section 16.  Governing Law; Submission To Jurisdiction; Severability.

(a)            This Agreement shall be governed by and construed in accordance with the laws of the State of New York, but excluding any choice of law provisions that would require the application of the laws of a jurisdiction other than New York.

(b)            EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR ANY LOAN HEREUNDER AND (B) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.

(c)            EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d)            Lender and Borrower hereby appoint Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, as agent for service of process.

(e)            To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

Section 17. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto to have executed this Agreement as a Deed as of the date and year first above written.

SFL CAPITAL II LTD.,
as Borrower

By:	/s/ Harald Gurvin
Name:	Harald Gurvin
Title:	Attorney-in-Fact

HEMEN HOLDING LTD.
as Lender

By:	/s/ Dimitris Hannas
Name:	Dimitris Hannas
Title:	Director

SHIP FINANCE INTERNATIONAL LIMITED

By:	/s/ Ole B. Hjertaker
Name:	Ole B. Hjertaker
Title:	Attorney-in-Fact

ANNEX A

[•], 2016

Hemen Holding Ltd
c/o Seatankers Management Co Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Dimitris Hannas

Borrowing Notice

Ladies and Gentlemen:

Reference is made to the share lending agreement dated September 30, 2016 ("Share  Lending Agreement"), by and among Hemen Holding Ltd. ("Lender"), Ship Finance International Limited and SFL Capital II Ltd. ("Borrower") that, pursuant to its terms and subject to the limitations therein, Borrower hereby notifies Lender that Borrower is borrowing 8,000,000 shares of Common Stock, such shares of Common Stock to be delivered by the Cutoff Time on [October [•]], 2016. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Share Lending Agreement.

SFL CAPITAL II LTD